Filed Pursuant to Rule 424(b)(3)
                                                     Registration No. 333-119814

                  Prospectus Supplement Dated December 13, 2005
            (To Prospectus filed on May 6, 2005 File No. 333-119814)

                       INNOVATIVE CARD TECHNOLOGIES, INC.

                                   PROSPECTUS

                        3,178,331 shares of Common Stock

      This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

      This Prospectus Supplement supplements our prospectus dated May 6, 2005 with the following additions and changes:

      1) Update our prospectus dated May 6, 2005 with the attached following document:

            a. Financial Information for the quarterly period ended: September 30, 2005

      2) The table captioned "Selling Stockholders" commencing on page 11 of the Prospectus is hereby amended to reflect the following changes.

------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Name of Selling           Number of Shares       Number of Shares        Number of Shares       Percentage Owned
Stockholder               Owned Before Offering  Being Offered           Owned After            After Offering(1)
                                                                         Offering(1)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Bear Stearns Securities   200,000                200,000                 0                      *
Corp. Cust. FBO J.
Steven Emerson IRA R/O
II(2)
------------------------- ---------------------- ----------------------- ---------------------- ----------------------
Barry Nash                25,000                 25,000                  0                      *
------------------------- ---------------------- ----------------------- ---------------------- ----------------------

* Indicates less than one percent.

(1) Assumes that all shares will be resold by the selling stockholders after this offering.

(2) The natural person with voting and investment decision for the selling stockholder is J. Steven Emerson.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

                                INDEX TO FILINGS

                                                                           Annex

Financial Information for the quarterly period ended: September 30, 2005     A

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                           CONSOLIDATED BALANCE SHEETS

              DECEMBER 31, 2004 AND SEPTEMBER 30, 2005 (UNAUDITED)

                                                            September 30,
                                                                 2005         December 31,
ASSETS                                                       (unaudited)          2004
                                                             -----------      -----------
CURRENT ASSETS
   Cash and cash equivalents                                 $   135,239      $   541,784
   Prepaids and other current assets                              12,196           41,431
   Accounts receivable                                                --            3,315
   Raw materials held for production                             135,951               --
                                                             -----------      -----------
     Total current assets                                        283,386          586,530
PROPERTY AND EQUIPMENT, NET                                      260,283           42,443
                                                             -----------      -----------
Total assets                                                 $   543,669      $   628,973
                                                             ===========      ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES
     Accounts payable and accrued expenses                       937,318          157,254
     Notes payable                                               593,570          648,270
     Demand notes payable                                         50,333               --
     Demand notes payable - related parties                      671,183               --
     Accounts payable - related parties                          564,811          373,980
     Advances - Stock Subscriptions                              196,000               --
     Short term portion of capital lease                           9,150            8,627
     Deferred revenue                                             37,428           40,485
                                                             -----------      -----------
     Total current liabilities                                 3,059,793        1,228,617
                                                             -----------      -----------
LONG TERM LIABILITIES
     Long term portion of capital lease                           10,757           17,686
                                                             -----------      -----------
Total liabilities                                              3,070,550        1,246,303
                                                             -----------      -----------

STOCKHOLDERS' DEFICIT
   Preferred stock $0.001 par value, 5,000,000 shares
        Authorized, 0 (unaudited) and 2,843,500
        shares issued and outstanding                                 --            2,844
   Common stock $0.001 par value, 50,000,000 shares
        Authorized, 10,893,500 (unaudited) and 8,050,000
        shares issued and outstanding                             10,894            8,050
   Additional paid-in capital                                  3,673,715        3,673,715
   Accumulated deficit                                        (6,211,490)      (4,301,939)
                                                             -----------      -----------
     Total stockholders' deficit                              (2,526,881)        (617,330)
                                                             -----------      -----------
     Total liabilities and stockholders' deficit             $   543,669      $   628,973
                                                             ===========      ===========


   The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (UNAUDITED)

                                     Three months       Three months      Nine months       Nine months
                                         ended            ended              ended             ended
                                     September 30,     September 30,     September 30,     September 30,
                                         2005             2004               2005               2004
                                      (unaudited)       (unaudited)       (unaudited)       (unaudited)
                                     ------------      ------------      ------------      ------------
Revenues, net                        $        133      $     (4,300)     $      2,878      $     12,724
                                     ------------      ------------      ------------      ------------
Operating expenses
   Administrative                         283,339           182,168           791,950           450,285
   Consulting Fees                         48,750             7,500            63,750           116,524
   Professional Fees                       58,981            52,656           324,712           203,909
   Research and development               247,411           127,029           693,218           283,175
                                     ------------      ------------      ------------      ------------
Total operating expenses                  638,481           369,353         1,873,630         1,053,893
                                     ------------      ------------      ------------      ------------
Loss from operations                     (638,348)         (373,653)       (1,870,752)       (1,041,169)
                                     ------------      ------------      ------------      ------------

Other income (expense)
   Interest income                             61                 0               189                 1
   Interest expense                       (17,220)           (2,316)          (38,189)          (21,790)
                                     ------------      ------------      ------------      ------------
Total other income (expense)              (17,158)           (2,316)          (38,000)          (21,789)
                                     ------------      ------------      ------------      ------------

Income (loss) before provision
 for income taxes                        (655,506)         (375,069)       (1,908,752)       (1,062,958)
                                     ------------      ------------      ------------      ------------
Provision for income taxes                     --                --              (800)               --
                                     ------------      ------------      ------------      ------------

Net loss                             $   (655,506)     $   (375,069)     $ (1,909,552)     $ (1,062,958)
                                     ------------      ------------      ------------      ------------

Basic and diluted loss per share     $      (0.06)     $      (0.05)     $      (0.21)     $      (0.18)
                                     ============      ============      ============      ============
Weighed-average
 common shares outstanding             10,893,500         8,050,000         9,053,985         5,920,438
                                     ============      ============      ============      ============



   The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                                   (unaudited)

                                      Series A Preferred
                                            Stock                    Common Stock         Additional
                                   ------------------------   -------------------------     Paid-in      Accumulated
                                      Shares       Amount        Shares       Amount        Capital        Deficit         Total
                                   -----------  -----------   -----------   -----------   -----------    -----------    -----------
Balance, December 31, 2004           2,843,500  $     2,844     8,050,000   $     8,050   $ 3,637,715    $(4,301,939)   $  (617,330)
Conversion of Series A Prefrered
     Stock to Common Stock,
     May 5, 2005                    (2,843,500) $    (2,844)    2,843,500   $     2,844           --              --             --
Net loss for the nine months ended
    September 30, 2005 (unaudited)         --           --            --            --            --      (1,909,552)    (1,909,552)
                                   -----------  -----------   -----------   -----------   -----------    -----------    -----------
Balance, September 30, 2005                --   $       --     10,893,500   $    10,894   $ 3,637,715    $(6,211,491)   $(2,526,882)
                                   ===========  ===========   ===========   ===========   ===========    ===========    ===========



   The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (UNAUDITED)

                                                               For the Nine Months Ended
                                                                      September 30,
                                                              ----------------------------
                                                                 2005             2004
                                                              -----------      -----------
                                                              (unaudited)      (unaudited)
Cash flows from operating activities
   Net loss                                                   $(1,909,552)     $(1,062,958)
   Adjustments to reconcile net loss to net cash
     used in operating activities
        Depreciation and amortization                              51,864            3,434
        (Increase) decrease in
             Accounts receivable                                    3,315           11,017
             Prepaid expenses and other current assets             29,235          (37,813)
             Raw materials held for production                   (135,951)              --
             Other receivables                                         --              (60)
        Increase (decrease) in
             Accounts payable and accrued expenses                780,063          (66,270)
             Accounts payable - related parties                   190,831          (25,859)
             Deferred revenue                                      (3,058)           5,485
                                                              -----------      -----------
Net cash used in operating activities                            (993,252)      (1,173,024)
                                                              -----------      -----------
Cash flows from investing activities
       Purchase of Property and Equipment                        (269,702)         (25,545)
       Loan receivable- employee                                       --            8,093
                                                              -----------      -----------
Net cash used in investing activities                            (269,702)         (17,452)
                                                              -----------      -----------
Cash flows from financing activities
        Gross Proceeds from/of notes payable                           --          246,128
        Gross Repayment from/of notes payable                     (54,701)        (675,868)
        Proceeds from demand notes payable                         50,000               --
        Proceeds from series A preferred stock offering                --        1,825,000
        Proceeds from common stock offering                            --           50,000
        Advances stock subscriptions                              196,000               --
        Proceeds from issuance of common stock                         --            8,050
        Receivable from common stock issuance                          --           (8,050)
        Proceeds from notes payable related parties               650,000               --
        Interest payable                                              333               --
        Interest payable- related parties                          21,183            4,125
        Payments on capital lease                                  (6,405)              --
                                                              -----------      -----------
Net cash provided by financing activities                         856,410        1,449,385
                                                              -----------      -----------
Net increase (decrease) in cash and cash
   equivalents                                                   (406,544)         258,910
Cash and cash equivalents, beginning of year                      541,784           37,691
                                                              -----------      -----------
Cash and cash equivalents, end of period                      $   135,239      $   296,601
                                                              ===========      ===========


   The accompanying notes are an integral part of these financial statements

                       INNOVATIVE CARD TECHNOLOGIES, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 (UNAUDITED)


Supplemental disclosures of cash flow information
        Interest paid                                         $   15,435       $    17,665
                                                              ===========      ===========
        Income tax paid                                       $      800       $         0
                                                              ===========      ===========

During the nine months ended September 30, 2005,

- 2,843,500 shares of preferred stock with a par value of $0.001 was converted into 2,843,500 shares of common stock with a par value of $0.001.

- the Company paid $800 of income taxes

During the nine months ended September 30, 2004,

- $275,000 of notes payable - related parties was converted into 275,000 shares of series A preferred stock.

- 50,000 shares of common stock valued at $50,000 were issued as offering costs

The accompanying notes are an integral part of these financial statements.

                       INNOVATIVE CARD TECHNOLOGIES, INC.
              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2005

NOTE 1 - ORGANIZATION AND LINE OF BUSINESS

                                     GENERAL

The accompanying consolidated financial statements of Innovative Card Technologies, Inc. ("ICTI") include the amounts of LensCard US, LLC ("LensCard US"), formerly Universal Magnifier, LLC, organized under the laws of the State of Delaware on January 7, 1999 and LensCard International Limited ("LensCard International"), formerly Universal Magnifier International Limited ("UMIL"), incorporated as an International Business Company under the laws of the British Virgin Islands on August 21, 1995. On January 7, 1999, LensCard US merged with Universal Magnifier LLC ("UMUS"), a California limited liability company founded in January, 1998, for the purpose of changing the place of organization of UMUS.

LensCard Corporation ("LCC") was incorporated in the State of Delaware on November 22, 2002 and had no financial activity from that date until January 1, 2004. PSACo., Inc. ("PSAC") was incorporated in the State of Delaware on August 27, 2003.

On April 2, 2004 through October 18, 2004, a series of integrated, mutually dependent transactions were completed pursuant to previously-executed agreements. These transactions are as follows:

o On April 2, 2004, the following occurred:

Certain members of LensCard US and another party who collectively hold certain royalty rights ("Royalty Rights") collectively transferred their interests in the Royalty Rights to LCC in exchange for an aggregate of 5,500,000 shares of LCC common stock.

The Royalty Rights were transferred from LCC to PSAC in exchange for 100% of the PSAC issued and outstanding common stock causing PSAC to become a wholly owned subsidiary of LCC.

o On April 6, 2004,the following occurred:

LensCard International was acquired by LCC in exchange for an aggregate of 1,000,000 shares of LCC common stock and merged with and into LCC.

LensCard US exchanged 100% of its membership interests with LCC for an aggregate of 1,000,000 shares of LCC common stock.

o On December 23, 2003, LCC entered into a Securities Purchase Agreement with a private investor under which it was to receive $50,000 in exchange for issuing 500,000 shares of LCC common stock and warrants to purchase 2,400,000 shares of LCC common stock. The closing of the Securities Purchase Agreement was contingent upon the private investor introducing the Company to potential investors and the potential investors purchasing a minimum of $1,500,000 of the Company's series A preferred stock financing. As of May 5, 2004, the parties waived this contingency under the Securities Purchase Agreement. On May 5, 2004, LLC received $50,000 from the private investor and issued 500,000 shares of common stock and warrants to purchase 2,400,000 shares of common stock. If LCC causes a Registration Statement to be effective, an aggregate 100,000 of the warrants will expire sixty days after the effective date of the Registration Statement, an aggregate 100,000 of the warrants will expire each month thereafter for nine months, and the remaining 1,400,000 of the warrants will expire on September 5, 2006.

o On April 7, 2004, we issued convertible promissory notes in the principal amount of $340,000 to five accredited investors. These notes did not bear interest and were automatically converted into an aggregate 340,000 shares of series A preferred stock on May 5, 2004.

o From April 7, 2004 through October 18, 2004, investors purchased 2,568,500 shares of LCC convertible series A preferred stock ("Preferred Stock") for $2,568,500, which includes the conversion of $340,000 worth of convertible promissory notes into 340,000 shares of series A preferred stock on April 7, 2004. Not included in the $2,568,500 is the conversion of advances payable in the amount of $275,000 into 275,000 shares of series A preferred stock to certain stockholders. Each share of Preferred Stock has a 0.001 par value, a non-cumulative dividend of $0.06 per share when and if declared by the board of directors, liquidation preference over the common stock, and conversion rights into one share of common stock at $1 per share. Each share of Preferred Stock shall be automatically converted into shares of Common Stock upon either (i) the affirmative vote or written consent of not less than two- thirds of the shares of Preferred Stock outstanding; or (ii) the registration of the LCC's Common Stock under the Securities Act pursuant to the Registration Rights.

o On June 25, 2004, LCC changed its name to Innovative Card Technologies, Inc.

Prior to April 1, 2004, the financial statements of LensCard US and LensCard International were presented on a combined basis since the companies were under common control. As a result of the transactions between LCC, LensCard US and LensCard International on April 2, 2004 and April 6, 2004, respectively, the financial statements have been restated to present the companies on a consolidated basis as of the earliest date presented.

COMPANY OVERVIEW

The Company (as defined in Note 3) researches, develops and markets technology-based card enhancements primarily for the credit card market that are designed to enable issuers to improve card functionality, reduce attrition and increase acquisition rates of customers. It commenced sales of its first product, the LensCard, or a card embedded with a small magnifying lens, in 1998. Since 2002, its core focus has been and continues to be on research and development and marketing of its power inlay technology that is designed to bring power-based applications, including light, sound and display screens, to cards. Power inlay technology consists of a battery, circuit, and switch that can power applications on credit cards and other information-bearing plastic cards. It has devoted a significant majority of our efforts to complete the development of its power inlay technology, initiate marketing and raising the financing required to do so and fund its expenses. It has generated limited revenues that derive from licensing agreements of its LensCard product, most of which have terminated.

NOTE 2 - GOING CONCERN

The accompanying consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles which contemplate continuation of the Company (as defined in Note 3) as a going concern. During the year ended December 31, 2004 and nine months ended September 30, 2005, the Company incurred net losses of $1,621,740 and $1,909,552 (unaudited), respectively, and had negative cash flows from operations of $1,664,303 and $993,252 (unaudited), respectively. In addition, the Company had accumulated deficits of $4,301,939 and $6,211,490 (unaudited) at December 31, 2004 and September 30, 2005, respectively. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Recovery of the Company's assets is dependent upon future events, the outcome of which is indeterminable. Successful transition of the Company to the attainment of profitable operations is dependent upon the Company achieving a level of sales adequate to support the Company's cost structure. In addition, the Company plans to continue to attempt to raise additional capital. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                              BASIS OF PRESENTATION

The consolidated interim financial statements of Innovative Card Technologies, Inc. and its wholly owned subsidiary, PSA Co. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States and are consistent in all material respects with those applied in the Company's annual report on Form SB-2 for the year ended December 31, 2004. The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. Examples include the value of raw materials inventory and the value of property and equipment, net. The actual results experienced by the Company may differ from management's estimates.

The interim financial information is unaudited, but reflects all normal recurring adjustments that are, in the opinion of management, necessary to fairly present the information set forth therein. The interim financial statements should be read in conjunction with the audited financial statements and related notes included in the Company's 2004 audited financial statements contained in Form SB-2 filed with the Securities and Exchange Commission on April 21, 2005. Interim results are not necessarily indicative of the results for a full year. Certain amounts reported in previous periods have been reclassified to conform to the current presentation.

                           PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Innovative Card Technologies and its wholly-owned subsidiary, PSA Co., (the "Company"). All significant inter-company accounts and transactions are eliminated in consolidation.

                               REVENUE RECOGNITION

The Company's revenue is derived from various royalty agreements and is recognized when sales are reported by the licensee. Deferred revenue consists of payments received in advance of revenue being reported by the licensee to the Company.

                              COMPREHENSIVE INCOME

The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any changes in equity from non-owner sources.

                    CASH AND CASH EQUIVALENTS/BOOK OVERDRAFT

For the purpose of the statements of cash flows, the Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

                             PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. The Company provides for depreciation and amortization using the double-declining method over estimated useful lives of five to seven years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

                       FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, prepaid expenses and other current assets, due from related parties, accounts payable and accrued expenses, advances payable, and deferred revenue. The book value of all other financial instruments are representative of their fair values.

                            RESEARCH AND DEVELOPMENT

Research and development costs are charged to operations as incurred.

                                 LOSS PER SHARE

The Company utilizes SFAS No. 128, "Earnings per Share." Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding. Diluted loss per share is computed similar to basic loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

Since their effect would have been anti-dilutive, common stock equivalents of 2,400,000 warrants were excluded from the calculation of diluted loss per share for the three and nine months ended September 30, 2005. The Company did not have any other common stock equivalents outstanding during the three and nine months ended September 30, 2005.

                                  INCOME TAXES

The Company utilizes Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

The results of operations presented for the nine months ended September 30, 2004 are those of LensCard US and LensCard International prior to the transactions with LCC on April 1, 2004. LensCard US is a limited liability company. Accordingly, all federal and state tax responsibilities of this entity are those of the members' individually. LensCard International is a foreign corporation whose income is derived from outside of the United States of America. Pursuant to the Internal Revenue Code Section 871, LensCard International is not subject to taxation in the United States of America. Therefore, a tax provision for LCC for these dates is not presented.

                              STOCK INCENTIVE PLAN

The Company accounts for its stock incentive plan under SFAS No. 123, "Accounting for Stock-Based Compensation," using the fair value based method. Under this method, compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period.

                                    ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

                                RECLASSIFICATION

Certain amounts included in the prior year financial statements have been reclassified to conform with the current year presentation. Such reclassification did not have any effect on the reported net loss.

                    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2004, the FASB issued a revision to FASB Statement No. 123, Accounting for Stock-Based compensation. This Statement supersedes APB Opinion No. 23, Accounting for Stock Issued to Employees. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity transactions for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of entity's equity instruments or that may be settled by the issuance of those equity instruments. This Statement is effective for public entities that file as small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company is in the process of determining the effect on the financial statements.

NOTE 4 - RAW MATERIALS HELD FOR PRODUCTION

Raw materials held for production at September 30, 2005 and December 31, 2004 consisted of the following and is stated at the lower cost or market:

                                                  September 30,     December 31,
                                                      2005             2004
                                                  ------------      -----------
                                                   (unaudited)
Raw materials held for production
  (battery component)                               $135,951          $    --
Work in progress                                          --               --
Finished Goods                                            --               --
                                                   -----------      -----------
   TOTAL                                            $135,951          $    --
                                                   ===========      ===========

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment at September 30, 2005 and December 31, 2004 consisted of the following:

                                                  September 30,     December 31,
                                                      2005              2004
                                                   -----------      -----------
                                                   (unaudited)
Computer equipment                                    $ 9,808          $ 9,808
Office equipment                                        8,168            8,168
Furniture and fixtures                                 18,270           18,270
Production equipment, capital lease                    32,598           32,598
Leasehold improvements                                  5,610            5,610
Production equipment                                  269,703               --
                                                   -----------      -----------
                                                      344,157           74,454

Less accumulated depreciation and amortization         83,875           32,011
                                                   -----------      -----------
   TOTAL                                             $260,282          $42,443
                                                   ===========      ===========

During the year ended December 31, 2004, the Company had made commitments to purchase $222,966 worth of production equipment that was not received by the company by December 31, 2004 and therefore was not included in the Property and Equipment balance as of December 31, 2004. See Note 8 for additional details.

Depreciation and amortization expense was $7,255, $29,731 (unaudited), $1,145 (unaudited), $51,864 (unaudited), and $3,434 (unaudited), for the year ended December 31, 2004, the three months ended September 30, 2005 and 2004, and the nine months ended September 30, 2005 and 2004, respectively.

NOTE 6 - NOTES PAYABLE

On October 30, 2002, the Company entered into a note payable with a financial institution in exchange, for an aggregate borrowing limit of $450,000. Of the $450,000, $350,000 was received during the 12 months ended December 31, 2002 while $100,000 was received during the 12 months ended December 31, 2003. The loan was repaid on May 24, 2004. The balance of the note payable beared interest at a rate of 4.0% per annum through the date of renewal, and 1.8% per annum thereafter. As of December 31, 2004 and September 30, 2005 the outstanding balance on the note payable was $0 and $0 (unaudited). The Company has no further borrowing capacity under this agreement.

On April 22, 2003, the Company entered into a second note payable with the same financial institution in exchange for gross proceeds of $150,000. The second note has been renewed through April 30, 2006. The balance of the note payable bears interest at 1.8% per annum through the date of renewal, and 4.1% per annum thereafter. As of December 31, 2004 and September 30, 2005, the outstanding balance on the note payable was $150,000 and $150,000 (unaudited).

On July 16, 2003, the Company entered into a third note payable with the same financial institution in exchange for gross proceeds of $150,000. The third note has been renewed through April 30, 2006. The balance of the note payable bears interest at 1.8% per annum through the date of renewal, and 3.1% per annum thereafter. As of December 31, 2004 and September 30, 2005, the outstanding balance on the note payable was $150,000 and $150,000 (unaudited).

On September 24, 2003, the Company entered into a fourth note payable with the same financial institution in exchange for gross proceeds of $150,000. The fourth note has been renewed through April 30, 2006. The balance of the note payable bears interest at 1.9% per annum through the date of renewal, and 2.7% per annum thereafter. As of December 31, 2004 and September 30, 2005, the outstanding balance on the note payable was $150,000 and $150,000 (unaudited).

On December 30 2003, the Company entered into a fifth note payable with the same financial institution in exchange for gross proceeds of $200,000. The fifth note matured on March 15, 2004 and was paid in full on May 24, 2004. The balance of the note payable beared interest at a rate of 4.0% per annum. As of December 31, 2004 and September 30, 2005, the outstanding balance on the note payable was $0 and $0 (unaudited). The Company has no further borrowing capacity under this agreement.

On May 24, 2004, the Company entered into a sixth note payable with the same financial institution in exchange for gross proceeds of $246,128. The sixth note matured on May 31, 2005 and was renewed until July 31, 2005. The balance of the note payable initially beared interest at 4.0% through the date of renewal. The interest rate is subject to change from time to time based on changes in an index which is based on the financial institution's prime rate. At December 31, 2004 and September 30, 2005, the outstanding balance on the note payable was $198,270 and $143,570 (unaudited).

The first, fifth and sixth notes payable were guaranteed by three stockholders of the Company. The second, third, and fourth notes payable are collateralized by personal certificates of deposit belonging to an officer and a stockholder of the Company. All outstanding principal, plus all accrued, unpaid interest are due on the respective maturity dates. However, the Company is required to make regular monthly payments of all accrued, unpaid interest due as of each payment date for the second, third and fourth notes payable. For the sixth note payable, the company is required to make two monthly payments of $6,837, subject to any change in the index rate and one final payment of all outstanding principal and accrued interest on April 30, 2006.

Demand notes payable consisted of a loan received in the form of secured demand promissory from a shareholder and were, including accrued interest, $50,333 (unaudited) and $0 as of September 30, 2005 and December 31, 2004, respectively. The shareholder loaned the company $50,000 on August 31, 2005. The secured demand promissory notes create security interests in the Company's assets, excluding assets subject to liens, leases, encumbrances, defenses or other claims. The secured demand promissory notes are payable without notice by the demand of the shareholder. There is no further borrowing capacity under both of the secured demand promissory notes and the Company plans to repay the secured demand promissory notes if the Company is able to obtain additional funding.

ADVANCES- STOCK SUBSCRIPTIONS

During September 2005, the Company received funds from investors totaling $196,000, the balance of Advances- stock subscriptions was $196,000 (unaudited) and $0 as of September 30, 2005 and December 31, 2004, respectively.

NOTE 7 - PROVISION FOR INCOME TAXES

The effective tax rate differs from the statutory tax rate primarily as a result of the pre-merger LLC activity as discussed above and the change in the valuation allowance account.

The Company has no material temporary differences that would result in deferred taxes. The Company does, however, have loss carryforwards which may result in deferred tax assets in the future. At September 30, 2005, the Company has approximately $3,148,000 (unaudited) and $3,146,000 (unaudited) in federal and state loss carryforwards available to offset taxes through December 31, 2025 and 2011, respectively.

The Company's deferred tax asset at September 30, 2005 of $1,384,000 (unaudited) consists of loss carryforwards, state taxes, and deferred revenue and has been offset entirely by a valuation allowance. The valuation allowance account has been increased by $791,000 during the nine months ended September 30, 2005.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

                        PRODUCTION EQUIPMENT COMMITMENTS

The Company entered into commitments with two different production equipment manufacturers during the year ended December 31, 2004 for two pieces of production equipment. Both pieces of equipment were received during the second quarter of 2005. The remaining amount payable to both manufacturers of the production equipment was $54,574 and included in the Company's payable balance as of September 30, 2005.

                                 EQUIPMENT LEASE

On November 30, 2004, the Company entered into a capital lease with CNC Associates, Inc. for the purchase of production equipment. The lease requires minimum monthly payments of $866 and expires on October 31, 2007. The capital lease is personally guaranteed by an officer and stockholder of the Company. Future minimum lease payments under this capital lease agreement at September 30, 2005 were as follows:

                    Year Ending
                    December 31,

                       2005                  $ 2,221
                       2006                    9,331
                       2007                    8,355
                                             -------
                         TOTAL (unaudited)    19,907

                    Less current portion       9,150
                                             -------
                    Long term portion         10,757



Equipment under the capitalized lease amounted to $32,598 and the related depreciation expense amounted to $2,173, $2,464 (unaudited), $0 (unaudited), $8,245 (unaudited), and $0 (unaudited) for the year ended December 31, 2004, the three months ended September 30, 2005 and 2004, and nine months ended September 30, 2005 and 2004, respectively.

                                      LEASE

The Company subleases its office space under a non-cancelable operating lease agreement from a stockholder. The lease requires minimum monthly payments of $2,568, expired in May 2005, and requires the company to pay 15.03% of any additional rents and/or charges of any kind due from Bemel & Ross. After expiration, the lease becomes a month to month tenancy cancelable by either party with thirty days notice. The additional rents and/or charges that may be due consist of direct costs passed through the master landlord to Bemel & Ross. The direct costs are based on operating costs during the calendar year ending December 31, 2003, or the base year. Thereafter, if the direct costs in a subsequent year exceed the direct costs in the base year, the master landlord bills Bemel & Ross its proportionate share of the excess of direct costs, which may include tax costs related to real estate and/or costs and expenses incurred by the master landlord in connection with common areas of the building, the parking structure or the cost of operating the building. Through September 30, 2005, Bemel & Ross has charged the company for additional rents and/or charges in the amount of $4,935. Future minimum lease payments under this operating lease agreement at September 30, 2005 are $0.

Rent expense was $8,993 (unaudited) , $7,704 (unaudited), $28,047 (unaudited), and $23,112 (unaudited) for the three months ended September 30, 2005 and 2004, and nine months ended September 30, 2005 and 2004, respectively.

                                AGENCY AGREEMENT

On February 19, 2001, the Company entered into an exclusive 10 year agreement with a sales agent, not affiliated with the Company, to solicit orders for certain of its products in all countries, except Canada, the United States and all countries within South America. There are no minimum sales requirements that must be met in order to maintain exclusivity. Under the agreement, this agent is entitled to a percentage, ranging from 10% to 35%, of our revenues received on orders obtained by the agent in this territory. The agreement may be terminated for uncured material breach of contract, bankruptcy or insolvency, or upon the death or disability of the holder of a majority of the agent's membership interests. Since inception, the agent has obtained no orders and, therefore, no amounts have been paid to the agent. This agreement was mutually terminated by both parties on October 12, 2004.

                           REVENUE SHARING AGREEMENTS

In 1998, Universal Magnifier LLC, a California limited liability company, was founded by Alan Finkelstein, the inventor of the LensCard, and Luc Berthoud for the purpose of licensing the LensCard in the United States. In January 1999, Universal Magnifier LLC merged into LensCard US LLC, a Delaware limited liability company that was organized on January 7, 1999 for the purpose of changing Universal Magnifier's name and place of organization. In 1995, Universal Magnifier International Limited, an international business company under the laws of the British Virgin Islands, was founded for the purpose of licensing the LensCard worldwide other than the United States. In October 1998, Universal Magnifier International Limited changed its name to LensCard International Limited. In exchange for the rights to exploit the LensCard patents, trademarks and related intangibles, LensCard US LLC and LensCard International Limited agreed to make royalty payments to Alan Finkelstein and Bradley Ross.

On April 2, 2004, Alan Finkelstein, Bradley Ross and Michael Paradise, who owned one percent of Mr. Finkelstein's interest in the royalty payments, collectively transferred their rights to the royalty payments to the company in exchange for an aggregate of 5,500,000 shares of the company's common stock. The company then immediately transferred these royalty rights to PSACo, Inc., a Delaware corporation, in exchange for 25,000 shares of PSACo's common stock, or all of its outstanding common stock, causing PSACo to become our wholly owned subsidiary. As of September 30, 2004, these royalty payments accounted for 100% of the company's revenue on a consolidated basis.

On April 6, 2004, LensCard US LLC exchanged all of its outstanding membership interests the company for 1,000,000 shares of the company's common stock. Effective April 6, 2004, LensCard International Limited merged with and into our company. As a result of this reorganization and merger, the company owns the intellectual property rights to the LensCard and are obligated to make payments related to these rights to PSACo, our wholly owned subsidiary.

As of December 31, 2004 and 2003, annual sales have not been sufficient to require any payments pursuant to the above agreements to PSACo., the company's wholly owned subsidiary. Any future payments that may be required will be recorded as a reduction of revenue.

                     PATENT AND TRADEMARK LICENSE AGREEMENTS

The Company has entered into various Patent and Trademark License Agreements with financial institutions granting a limited, non-exclusive right and license to make, distribute, market, sell, and use credit cards or debit cards containing a magnifying lens (the "Licensed Products"). These agreements are as follows:

o An agreement dated July 17, 1998, providing for royalties to the Company at the lesser of:

(a) the total of $0.45 and $0.225 for each Licensed Product when newly issued to a customer or renewed by a customer, respectively.

(b) 90% of the lowest corresponding amounts paid by an other licensee of the Company whose principal business is banking or other financial services.

Royalties will be due and payable quarterly within 60 days after the last day of each calendar quarter. This agreement was cancelled on June 29, 2004.

o An agreement dated January 2, 2001, providing for royalties to the Company at the following rates:

        Number of Licensed Products                Royalties
        Distributed in Calendar Year                per Card
        ----------------------------               ---------
        less than 100,000                           $ 2.20
        100,000 to 199,999                          $ 1.65
        200,000 to 249,999                          $ 1.25
        250,000 to 499,999                          $ 1.10
        500,000 and above                           $ 1.00


Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The agreement was cancelled on September 30, 2003. No products were distributed under this agreement.

o An agreement dated January 26, 2001, providing for a flat fee of $10,000 in consideration of several marketing tests. The Agreement expired July 31, 2001.

o An agreement dated January 30, 2001, providing for royalties to the Company at the rate of $1 per Licensed Product issued to a customer. Royalties were due and payable quarterly within 30 days after the last day of each calendar quarter. The agreement expired on December 31, 2002.

o An agreement dated July 9, 2001, providing for royalties to the Company at the rate of $1.20 per LensCard issued to a customer. Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The company receives sales reports within thirty days following the end of a calendar quarter from the customer. The agreement is effective until July 9, 2006.

o An agreement dated January 16, 2002 and expiring on March 31, 2004, providing for royalties to the Company at the rate of $1.50 per LensCard issued to a customer. Royalties will be due and payable quarterly within 30 days after the last day of each calendar quarter. The company receives sales reports within thirty days following the end of a calendar quarter from this customer. On April 1, 2004, the agreement was extended requiring a $12,500 payment by the customer with the Company receiving a royalty of $0.25 per licensed products and $0.50 for each additional LensCard sold thereafter. The revised agreement is effective until April 1, 2008.

                        MASTER PATENT LICENSE AGREEMENTS

On July 1, 1999, the Company entered into a master agreement, providing for royalties to the Company equaling a percentage of total royalties received by the licensee as follows:

o for amounts up to USD 200,000 95%

o for amounts between USD 200,000 and USD 500,000 97%

o for exceeding USD 500,000 98%

Royalties were due and payable within three business day after actual receipt by the licensee. The agreement expired on June 30, 2002.

On October 1, 1999, the Company entered into a license agreement with a financial institution, providing for royalties to LensCard International at the rate of $2.50 for each card in a designated territory and $5 for all other new issuances. In addition, annual minimum royalty payments of $50,000 and $75,000 were due for the periods ending September 30, 2000 and 2001, respectively. The agreement expired on September 30, 2001.

On September 9, 2000, the Company assigned all of its rights, duties, and obligations under the October 1, 1999 license agreement to the licensee of the July 1, 1999 master agreement. In connection with the assignment, the Company guaranteed the licensee's performance on the October 1, 1999 agreement, with the financial institution consenting to the assignment.

                              EMPLOYMENT AGREEMENT

The Company has entered into an Employment Agreement with an officer for the term of three years, commencing January 1, 1998 and ending, unless terminated earlier, on January 1, 2000; however, on each anniversary date of the Agreement, a year is added automatically to the term. As of September 30, 2005, the termination date is January 1, 2006. The officer earns $12,500 as a monthly salary. On December 8, 2004, the agreement was modified to provide the officer with a monthly salary of $16,666. However, $4,166 of this amount is deferred until the company has an ability to pay the monthly salary as determined by the Board of Directors of the Company.

                          CONCENTRATIONS OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with high credit, quality financial institutions. At times, such cash and cash equivalents may be in excess of the Federal Deposit Insurance Corporation insurance limit of $100,000. At times, cash balances are in excess of the insured limit.

                                 MAJOR SUPPLIER

The Company obtains the battery, a key component for the Company's power inlay technology, from a single source, Solicore, Inc., on a purchase order basis. The Company believes that alternative sources for this component in the event of a disruption or discontinuation in supply would not be available on a timely basis, which could disrupt Company operations, delay production for up to nine months and impair the Company's ability to manufacture and sell products.

NOTE 9 - STOCKHOLDERS' DEFICIT

                                 PREFERRED STOCK

The Company has 5,000,000 authorized shares of $0.001 par value preferred stock. The preferred stock may be issued in series, from time to time, with such designations, rights, preferences, and limitations as the Board of Directors may determine by resolution.

o From April 7, 2004 through October 18, 2004, investors purchased 2,568,500 shares of LCC convertible series A preferred stock ("Preferred Stock") for $2,568,500, which includes the conversion of $340,000 worth of convertible promissory notes into 340,000 shares of Series A Preferred Stock that were issued on April 7, 2004. Not included in the $2,568,500 is the conversion of unsecured advances owed to certain stockholders by the Company totaling $275,000 into 275,000 shares of Series A Preferred Stock. Each share of Preferred Stock has a $.001 par value, a non-cumulative dividend of $0.06 per share when and if declared by the board of directors, liquidation preference over the common stock, and conversion rights into one share of common stock at $1 per share. Each share of Preferred Stock shall be automatically converted into shares of Common Stock upon either (i) a majority of the outstanding shares of Preferred Stock, voting as a separate class, approves the conversion; or (ii) some or all of the common shares underlying the Preferred Stock are covered by an effective registration statement filed with the SEC. On May 5, 2005, the SEC declared the registration statement that covered, in part, common stock underlying the Preferred Stock effective, thereby converting all 2,843,500 outstanding shares of Preferred Stock into Common Stock.

                                  COMMON STOCK

During the year ended December 31, 2002, the Company completed the following:

o A stockholder contributed $21,000

o Certain stockholders converted notes payable - related parties totaling $664,484 into capital.

During the year ended December 31, 2003, the Company completed the following:

o On December 23, 2003, LCC entered into a Securities Purchase Agreement with a private investor under which it was to receive $50,000 in exchange for a unit that consisted of 500,000 shares of LCC common stock and warrants to purchase 2,400,000 shares of LCC common stock.

The closing was contingent upon the private investor introducing potential investors to us and these potential investors or investment funds affiliated with the private investor purchasing a minimum of $1,500,000 worth of the Company's series A preferred stock at a price per share of $1.00 before February 1, 2004. As of May 5, 2004, the parties waived this closing contingency under the Securities Purchase Agreement. On May 5, 2004, the Company received $50,000 from the private investor and issued 500,000 shares of its common stock and warrants to purchase 2,400,000 shares of its common stock pursuant to the Securities Purchase Agreement. The 2,400,000 warrants were issued to the following private investors/groups: 700,000 warrants to Elmsmere Group Ltd, 700,000 warrants to Freemount Trading Ltd., 375,000 warrants to Diana Derycz-Kessler, 375,000 warrants to Paul Kessler, 200,000 warrants to Steve Emerson, and 50,000 warrants to Tyler Runnels. Each warrant issued to the private investor vests immediately and allows the holder to purchase one share of common stock for $1.00. Of the 2,400,000 shares, the right to purchase 100,000 shares will expire 60 days after the effective date of the registration statement registering the underlying shares, and thereafter, the right to purchase an additional 100,000 shares will expire on a monthly basis for the next nine months. In any event, the warrants will expire on September 5, 2011. If there is no effective registration statement registering the underlying shares by May 5, 2005, these warrants contain cashless exercise provisions that allow the holder to exercise the warrant for a lesser number of shares of common stock in lieu of paying cash. On May 5, 2005, the registration statement was declared effective by the SEC covering 250,000 of the warrants. The Company is reviewing the expiration provisions of the Securities Purchase Agreement as it relates to the registered and unregistered warrants. The fair value of each warrant was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 200%; risk-free interest rate of 2.34%; and expected life of 2.5 years. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise, or if there is no market price, the price per share as determined by the Company's board of directors.

During the twelve months ended December 31, 2004, the Company completed the following:

o On June 28, 2004, LCC issued 50,000 shares of common stock at a price per share of $1.00 as payment for legal services.

                                    WARRANTS

The following summarizes the warrant transactions:

                                             Warrants           Weighted-Average
                                            Outstanding          Exercise Price
                                            -----------          --------------
Outstanding,
   December 31, 2004                        2,400,000               $    1.00
   Granted                                         --               $      --

Outstanding, September 30, 2005             2,400,000               $    1.00

Exercisable, September 30, 2005             2,400,000               $    1.00


The weighted-average fair value of the warrants granted during the twelve months ended September 30, 2005 for which the exercise price equals the market price on the grant date was $0.88, and the weighted-average exercise price was $1.00. No warrants were granted during the three months ended September 30, 2005 for which the exercise price was less than or greater than the market price on the grant date. The weighted-average remaining contractual life of the warrants as of September 30, 2005 is seventy-five months.

                            2004 STOCK INCENTIVE PLAN

The Company's Board of Directors and stockholders approved the 2004 Stock Incentive Plan in August 2004. The 2004 Stock Incentive Plan provides for the grant of incentive stock options to the Company's employees, and for the grant of non-statutory stock options, restricted stock, stock appreciation rights and performance shares to the Company's employees, directors and consultants.

The Company has reserved a total of 2,215,000 shares of its common stock for issuance pursuant to the 2004 Stock Incentive Plan. The board of directors, or a committee of the board, administers the 2004 Stock Incentive Plan. Stock options are generally granted with terms of up to ten years and vest over a period of five years under the 2004 Stock Incentive Plan. The administrator determines the exercise price of options granted under the 2004 Stock Incentive Plan, but the exercise price must not be less than 85% of the fair market value of the Company's common stock on the date of grant. In the event the participant owns 10% or more of the voting power of all classes of the Company's stock, the exercise price must not be less than 110% of the fair market value per share of the Company's common stock on the date of grant. With respect to all incentive stock options, the exercise price must at least be equal to the fair market value of the Company's common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns 10% of the voting power of all classes of the Company's outstanding stock or the outstanding stock of any parent or subsidiary of the Company, the term must not exceed five years an the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the term of all other options; however, no option will have a term in excess of 10 years from the date of grant.

The 2004 Stock Incentive Plan will automatically terminate on August 5, 2014, unless it terminates sooner because all shares available under the Plan have been issued or all outstanding options terminate in connection with a change of control. In addition, the Board of Directors has the authority to amend the 2004 Stock Incentive Plan provided this action does not impair the rights of any participant. As of September 30, 2005, 1,275,000 incentive stock options were issued under the Plan, however, no non-statutory stock options, restricted stock, stock appreciation rights or performance shares have been granted under the Plan. On October 12, 2004, we granted to employees, officers, directors and consultants options to purchase 1,275,000 shares of common stock at an exercise price of $1.00 per share. As of December 31, 2004, 940,000 shares are available for grant under the 2004 Stock Incentive Plan. No compensation cost was recognized for the nine months ended September 30, 2005 as no stock options were exercised.

The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 200%; risk-free interest rate of 2.34%; and expected life of 10 years. The number of shares that would be issued in this case would be based upon the market price of the common stock at the time of the net exercise, or if there is no market price, the price per share as determined by the Company's board of directors.

Stock options - A summary of stock option activity and weighted average exercise prices for the three months ended September 30, 2005 and year ended December 31, 2004 is as follows:

                                         2005                            2004
                                        Shares     Exercise Price       Shares      Exercise Price
                                      ---------    --------------     ---------     --------------
Outstanding,
  beginning of year                   1,275,000       $    1.00              --       $      --
Granted                                      --              --       1,275,000       $    1.00
Exercised                                    --              --              --              --
Forfeited                                    --              --              --              --
                                      ---------       ---------       ---------       ---------
Outstanding,
  at September 30, 2005 and
  December 31, 2004, respectively     1,275,000       $    1.00       1,275,000       $    1.00
                                      =========       =========       =========       =========
Exercisable,
  at September 30, 2005 and
  December 31, 2004, respectively       335,000       $    1.00         285,000       $    1.00



The following table summarizes information concerning options outstanding and options exercisable as of September 30, 2005:

                                 Outstanding                              Exercisable

                                       Weighted
                                        Average
                                       Remaining       Weighted                   Weighted
                                      Contractual       Average                    Average
Range of Exercise Price     Shares    Life (years)   Exercise Price   Shares    Exercise Price
-----------------------    ---------  ------------  ---------------  ---------  ---------------
$1.00                      2,215,000             8  $           1.0    335,000  $          1.00
                           ---------  ------------  ---------------  ---------  ---------------
                           2,215,000             8  $           1.0    335,000  $          1.00
                           =========  ============  ===============  =========  ===============



NOTE 10 - RELATED PARTY TRANSACTIONS

                            DUE FROM RELATED PARTIES

From time to time, the Company enters into related party transactions with several officers, stockholders, and other related parties. As of September 30, 2005 and December 31, 2004, the Company was due $0 (unaudited) and $0, respectively.

                       ADVANCES PAYABLE - RELATED PARTIES

Advances payable - related parties at December 31, 2004 and September 30, 2005 consisted of unsecured advances that were made to the Company for working capital purposes that were originally advanced to the company in 2001 and 2002. The related parties that advanced the funds to the Company were Luc Berthoud, Bradley Ross, and Alan Finkelstein. The unsecured advances were non-interest-bearing and payable upon demand. Luc Berthoud, Bradley Ross and Alan Finkelstein converted their $275,000 in advances owed to them by the company into 275,000 shares of Series A Preferred Stock on June 22, 2004.

                       ACCOUNTS PAYABLE - RELATED PARTIES

Accounts payable - related parties at September 30, 2005 and December 31, 2004 consisted of amounts due for consulting, legal, and accounting services rendered and were $564,841 (unaudited) and $373,980 respectively. As of September 30, 2005, $22,399 is due for estimated costs for additional rents and/or charges relating to the lease of office space that the Company has Bemel and Ross, a certified public accounting firm that Bradley Ross is a partner in. $187,083 is due to Forest Finkelstein for consulting services rendered through September 30, 2005, $295,571 is owed to Blakely, Sokoloff, Taylor & Zafman, LLP (BSTZ), a law firm which, the Company's director, George Hoover, is a partner in, and $59,758 is due to Alan Finkelstein for unreimbursed expenses unpaid through September 30, 2005. The amounts are currently due to all three parties. The deferred amount payable to Forest Finkelstein, Alan Finkelstein, Bemel & Ross and BSTZ are non-interest bearing and are payable upon demand. However, all parties have deferred payment until we have sufficient liquidity to pay.

                              CONSULTING AGREEMENTS

The Company entered into Consulting Agreements with Alan Finkelstein and Forest Finkelstein, both of whom are related parties. For Alan Finkelstein, during the nine months ended September 30, 2005 and 2004, the Company paid $0 and $0, respectively. For Forest Finkelstein, during the nine months ended September 30, 2005 and 2004, the Company paid $5,000 and $0, respectively.

                               ACCOUNTING SERVICES

Bradley Ross, one of the Company's stockholders, is a partner in a certified public accounting firm, Bemel & Ross, which has provided accounting and tax services to the Company. During the nine months ended September 30, 2005 and 2004, the Company paid $0, and $32,000, respectively, to this entity for services rendered.

                     DEMAND NOTES PAYABLE - RELATED PARTIES

Demand notes payable - related parties at September 30, 2005 consisted of loans received in the form of secured demand promissory from Bristol Investment Fund, Ltd., Union Finance International, Corp., and Bradley Ross, a significant shareholder in the Company, and were, including accrued interest, $671,183 (unaudited) and $0 as of September 30, 2005 and December 31, 2004, respectively. Union Finance International Corp. loaned the Company $333,000 on March 31, 2005, Bristol Investment Fund, Ltd. loaned the Company $167,000 on March 30, 2005, and Bradley Ross loaned the company $150,000 on August 31, 2005 for a combined total of $650,000. The secured demand promissory notes create security interests in the Company's assets, excluding assets subject to liens, leases, encumbrances, defenses or other claims. The secured demand promissory notes are payable without notice by the demand of Union Finance International Corp., Bristol Investment Fund, Ltd., or Bradley Ross. There is no further borrowing capacity under both of the secured demand promissory notes and the Company plans to repay the secured demand promissory notes if the Company is able to obtain additional funding.

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                                 LEGAL SERVICES

The Company receives legal services from Blakely, Sokoloff, Taylor and Zafman, LLP, a law firm that George Hoover, a director of the Company, is a partner in. During the nine months ended September 30, 2005 and 2004, the Company paid $83,471 and $101,261, respectively, to this entity for legal services rendered.

NOTE 11 - SUBSEQUENT EVENTS

On October 19, 2005, the Company issued 7,071,066 shares of common stock and 4,433,133 warrants to purchase common stock at a price of $1.00 per Unit to a number of investors pursuant to a private placement for total gross proceeds of $6,500,000 and the conversion of $571,066 of indebtedness. Prior to the close of financing, the Company repaid amounts owed to Forest Finkelstein for services rendered, Bradley Ross for the principal amount of his demand note payable, Rodger Bemel for the principal amount of his demand note payable, and advances from shareholders that were received directly by the company for the fundraise, as recorded on the September 30, 2005 balance sheet of $187,000, $150,000, $50,000, and $196,000, respectively by transferring the amounts into escrow.

After the completion of the financing, on October 19, 2005, the Company repaid all outstanding loans with City National Bank totaling $593,570 as of September 30, 2005. On October 20, 2005, the Company repaid the demand promissory note payable to Bristol Investment Fund totaling $173,790 as of September 30, 2005.



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